SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PSYENCE LABS LTD.

The following table sets forth the name, present principal occupation or employment, business address and citizenship of each director and executive officer of the Reporting Person

Name	Position with PsyLabs / Principal Occupation	Business Address	Citizenship
Control Services Corp.	Director	Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands	British Virgin Islands
Ronel Anneli Williams	Authorized Signatory of Control Services Corp.	Irvine’s Place, 159 Main Street, 1st Floor, P.O. Box 2132, Road Town, Tortola, British Virgin Islands, VG1110	Mauritius
Kim Setzkorn	Authorized Signatory of Control Services Corp.	Irvine’s Place, 159 Main Street, 1st Floor, P.O. Box 2132, Road Town, Tortola, British Virgin Islands, VG1110	Mauritius
Tony Budden	Chief Executive Officer	9 Sapphire Way, Noordhoek, South Africa 7979	South Africa